UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION

INVESTMENT COMPANY ACT OF 1940
Release No. 34239 / March 30, 2021

In the Matter of	:
	:
BRIGHTHOUSE LIFE INSURANCE COMPANY	:
BRIGHTHOUSE LIFE INSURANCE COMPANY OF NY	:
BRIGHTHOUSE FUND UL FOR VARIABLE LIFE INSURANCE	:
BRIGHTHOUSE SEPARATE ACCOUNT A	:
BRIGHTHOUSE SEPARATE ACCOUNT ELEVEN FOR VARIABLE ANNUITIES	:
BRIGHTHOUSE SEPARATE VARIABLE ANNUITY ACCOUNT B	:
BRIGHTHOUSE FUNDS TRUST I	:
	:
One Financial Center	:
Boston, Massachusetts 02110	:
	:
	:
(812-15140)	:
	:

ORDER UNDER SECTIONS 26(c) AND 17(b) OF THE INVESTMENT COMPANY ACT OF 1940 ("ACT")

Brighthouse Life Insurance Company ("BLIC"), Brighthouse Life Insurance Company of NY ("BLIC NY"), Brighthouse Fund UL for Variable Life Insurance ("Fund UL"), Brighthouse Separate Account A ("Separate Account A"), Brighthouse Separate Account Eleven for Variable Annuities ("Separate Account Eleven"), and Brighthouse Variable Annuity Account B ("Annuity Account B," and together with BLIC, BLIC NY, Fund UL, Separate Account A, and Separate Account Eleven, the "Section 26 Applicants"); and Brighthouse Funds Trust I ("BFT I," and together with the Section 26 Applicants, the "Section 17 Applicants") filed an application on July 6, 2020 and amendments to the application on November 19, 2020, February 10, 2021, and March 3, 2021. The Section 26 Applicants requested an order pursuant to section 26(c) of the Act to approve the substitutions of shares issued by a certain investment portfolio for shares of another investment portfolio ("Substitution"). The Section 17 Applicants requested an order under section 17(b) of the Act exempting them from section 17(a) of the Act to the extent necessary to permit them to engage in certain in-kind transactions.

On March 4, 2021, a notice of the filing of the application was issued (Investment Company Act Release No. 34220). The notice gave interested persons an opportunity to request a hearing and stated that an order disposing of the application would be issued unless a hearing was ordered. No request for a hearing has been filed, and the Commission has not ordered a hearing.

The matter has been considered and it is found that the Substitution is consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Act.

It is also found that the terms of the proposed transactions, including the consideration to be paid or received, are reasonable and fair and do not involve overreaching on the part of any person concerned, and that the proposed transactions are consistent with the policy of each registered investment company concerned, as recited in its registration statement and reports filed under the Act, and with the general purposes of the Act.

Accordingly, in the matter of Brighthouse Life Insurance Company, et al. (File No. 812-15140),

IT IS ORDERED, under section 26(c) of the Act that the proposed Substitution is approved, effective immediately, subject to the conditions contained in the application, as amended.

IT IS FURTHER ORDERED, under section 17(b) of the Act, that the requested exemption from section 17(a) of the Act is granted, effective immediately, subject to the conditions contained in the application, as amended.

For the Commission, by the Division of Investment Management, under delegated authority.

J. Matthew DeLesDernier
Assistant Secretary